600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

November 7, 2012

VIA EDGAR AND HAND DELIVERY

Mr. Dietrich A. King

United States Securities and Exchange

    Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	American Midstream Partners, LP
Amendment No. 1 Registration Statement on Form S-3
Filed October 19, 2012
File No. 333-183818

Dear Mr. King:

Set forth below are the responses of American Midstream Partners, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2012, with respect to Amendment No. 1 (“Amendment No. 1”) to American Midstream’s Registration Statement on Form S-3, filed with the Commission on October 19,2012, File No. 333-183818 (the “Registration Statement”). Each response below has been prepared and is being provided by American Midstream, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 2, together with the three copies of Amendment No. 2 that are marked to show all revisions to the Registration Statement since the initial filing of the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. Amendment No. 2 contains two prospectuses; one that relates to the offering on an indeterminate number of common units and aggregate principal amount of debt securities, which we refer to herein as the “first prospectus” and one relating to the offering of common units by American Midstream Holdings, LLC, which we refer to herein as the “second prospectus.” All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.

Austin              Beijing                Dallas             Houston           London           New York              Research Triangle Park               The Woodlands             Washington, DC

Mr. Dietrich A. King

November 7, 2012

General

1.	We note your response to comment 2 in our letter dated October 5, 2012. Please revise your disclosure to state that the selling shareholder is, as opposed to “may be,” an underwriter, and to state that the offering of securities constitutes a primary offering by you.

Response:

We have revised Amendment No. 2 to reflect the Staff’s comments. Please see the cover page and page 43 of the second prospectus.

Prospectus Relating to the Primary Offering

The Partnership Agreement, page 26

Limited Liability, page 28

2.	We note your response to comment 6 in our letter dated October 5, 2012. As previously requested, please revise the prospectus to describe the circumstances in which limited partners will have any obligation to make payments to the partnership or its creditors in accordance with Section 17-804(c) of the Delaware Revised Limited Partnership Act.

Response:

We acknowledge the Staff’s comment. Section 17-804(c) of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) provides that, for a period of three years, limited partners shall be liable to the limited partnership for the amount of a distribution received by the limited partner in violation of the provisions of Section 17-804(a) of the Delaware Act if the limited partner knew of the violation at the time it received the distribution. Section 17-804(a) of the Delaware Act sets forth the procedures for distributing assets of a limited partnership upon the winding up of the limited partnership. In order to clarify that a limited partner could be liable to the Partnership for a distribution in violation of Section 17-804(a) of the Delaware Act, we have revised the section entitled “Limited Liability” in each prospectus to specifically note the potential liability of a limited partner in the context of a winding up of the Partnership. Please see page 28 of the first prospectus and page 18 of the second prospectus.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 2 to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary
G. Michael O’Leary

cc:	Daniel C. Campbell, American Midstream GP, LLC